Exhibit 2

NEWS RELEASE
LACLEDE GAS


                                     Contact:  Richard Hargraves
                                               (314) 342-0652
FOR IMMEDIATE RELEASE
December 28, 1999


      MISSOURI PUBLIC SERVICE COMMISSION AUTHORIZES $11.24 MILLION
            ANNUAL INCREASE IN LACLEDE GAS COMPANY'S RATES
                     EFFECTIVE DECEMBER 27, 1999

     A general rate increase for Laclede Gas Company in annual revenues of $11.24 million was made effective by the Missouri Public Service Commission for service rendered to Laclede's customers on and after December 27, 1999. The Commission's order authorizing the increase in rates was issued on December 14, 1999, and the implementing tariffs approved on December 23, 1999.

     The Commission's Order authorizes a return on the Company's equity of 10.5% compared to the Company's requested return on equity of 12.75% and the Staff of the Commission's recommended return on equity of 9.5%, which was the midpoint of their 9-10% range. Additionally, the Order allows the Company to recover the balances of prior costs accrued under all five previously authorized accounting deferral orders. Four of the deferral orders were eliminated going forward as the ongoing expenses associated with those specific areas are included in the newly approved rates. In addition, the Company is entitled to retain all off-system sales revenues that it achieves outside its traditional service area.

     Laclede Gas Company is a natural gas distribution company providing service to approximately 620,000 customers in the City of St. Louis and surrounding counties in Eastern Missouri.